Globalink Investment Inc.

200 Continental Drive, Suite 401

Newark, Delaware 19713

VIA EDGAR

November 6, 2023

Ms. Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Globalink Investment Inc.
Preliminary Proxy Statement on PRE Schedule 14A
Filed October 25, 2023
File No. 001-4112

Dear Ms. Paulemon,

On behalf of Globalink Investment Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as communicated to our counsel with respect to the preliminary proxy statement on PRE Schedule 14A filed by the Company on October 25, 2023. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Preliminary Proxy Statement on PRE Schedule 14A

General

1. We note that the Company is extending its deadline to consummate a business combination to 36 months from the closing of its initial public offering, and that the funds in trust are invested in securities. Disclose that investing in securities increases the likelihood that the Company may become an Investment Company as opposed to having it assets held in cash.

Response: In response to the Staff’s comment, we respectfully propose to amend the risk factor titled “If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company” as follows:

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). A company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. To mitigate the risk of being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on August 9, 2023, the Company instructed Continental, the trustee of the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of our Business Combination or liquidation. However, it is possible that a claim could be made that we were operating as an unregistered investment company prior to August 2023. This risk may be increased if we decide to hold the funds in the Trust Account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities again, rather than continuing to hold the funds in the Trust Account in cash.

If we were deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we were deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we can conduct our activities in such way that we would not be deemed an investment company, we may expect to abandon our efforts to complete the Business Combination and instead to liquidate. If we were required to liquidate, our stockholders would not be able to realize the benefits of owning shares of stock in the post-business combination company, including the potential appreciation in the value of our stock and warrants following the Business Combination, and our warrants would expire worthless.

2. We note that in the risk factor beginning with “[i]f we are deemed to be an investment company for purposes of the Investment Company Act…”, you disclosed that “[u]nder current SEC guidance concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that has not completed its business combination within 24 months after the effective date of the IPO Registration Statement, would be held to be an Investment Company unless we change certain ways in which we operate.” Please revise to avoid attributing any such risks definitely.

Response: We note the Staff’s comment and respectfully direct the Staff to the revised risk factor as set forth immediately above.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Ying Li, Esq., at (212) 530-2206, or Guillaume de Sampigny, Esq, at (212) 530-2230, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC